Exhibit 99.4

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of Kingsoft Cloud Holdings Limited (the “Company”). Prospective investors should read the listing document dated December 23, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling securities holder and that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Kingsoft Cloud Holdings Limited

金山云控股有限公司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the Nasdaq

Joint Sponsors

Joint Financial Advisors

The Company issues this announcement to provide details of the previous trading day information in respect of the ADSs on the Nasdaq.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated December 23, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the Nasdaq and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity number dated December 23, 2022 (the “December 23 Announcement”) and the announcement regarding clarification on Formal Notice and December 23 Announcement dated December 28, 2022 (the “December 28 Announcement”) issued by the Company before deciding to invest in the Shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the December 23 Announcement and the December 28 Announcement issued by the Company.

As at the date of this announcement, the total number of issued Shares is 3,805,284,801.

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NASDAQ

As disclosed in the section headed “Listings, Registration, Dealings and Settlement – Investor Education – Arrangements involving our Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community in Hong Kong of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs (each representing 15 Shares) on the Nasdaq, including the daily high, low, closing price and trading volume, for December 23, 2022 and December 27, 2022, being the trading days of the Nasdaq immediately before the date of this announcement:

ADS Price
As % of
							Trading	total issued
Date	Day high		Day low		Closing price		volume	shares
		Equivalent		Equivalent		Equivalent
	USD per	to HK$ per	USD per	to HK$ per	USD per	to HK$ per	(in million)
	ADS	Share	ADS	Share	ADS	Share	(ADSs)
December 23, 2022	3.76	1.95	3.43	1.78	3.45	1.79	1.08	0.43%
December 27, 2022	3.64	1.88	3.40	1.76	3.47	1.80	1.05	0.41%

The above trading information is provided further to the disclosure in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document and is for reference purpose only. The trading price of the Shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the Nasdaq. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the December 23 Announcement and the December 28 Announcement before deciding to invest in the Shares or the ADSs.

FURTHER ANNOUNCEMENTS

Dealings in the ordinary shares on the Hong Kong Stock Exchange are expected to commence on Friday, December 30, 2022. As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further daily announcements on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.kysun.com) on Thursday, December 29, 2022 and no later than 8:30 a.m., Hong Kong time, on Friday, December 30, 2022 to disclose, among other things, the previous trading day closing price of the ADSs on the Nasdaq.

The Company will, as soon as practicable and in any event no later than one business day before the Listing Date, release an announcement on the websites of the Hong Kong Stock Exchange and the Company to inform the investing public of details of the available pool of Shares (with the inventory held by the Designated Dealer and the Alternate Designed Dealer, the number of Shares to be transferred to Hong Kong prior to the Listing and the total number of Shares which will have been registered on the Hong Kong Share Register) at the time of the Listing to meet the demand in the Hong Kong market.

By Order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, December 28, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao, as Vice Chairman and executive director, Mr. He Haijian as executive director and Dr. Ye Hangjun as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.78. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

*	For identification purpose only.

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